UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 20, 2022

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11601 Wilshire Boulevard, Ste. 1690 Los Angeles, CA	90025
(Address of principal executive offices)	(ZIP Code)

(310) 421-1030

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Declaration of Dividend

On September 16, 2022, the board of directors of 1st stREIT Office Inc. (the “Company”) declared a regular quarterly cash dividend of $0.17 per share of common stock of the Company (“Common Stock”) for the period from June 1, 2022 to September 30, 2022. The dividend will be payable on October 10, 2022 to stockholders of record as of the close of business on September 26, 2022. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 6.80% on an annualized basis calculated at the current rate, assuming a $10.00 per share of Common Stock purchase price (7.0% annualized dividend on the new NAV).

See the 253 (g) filed with the SEC on September 20, 2022 for a discussion regarding future distributions.

Establishment of Purchase Price

Effective September 20, 2022, the purchase price per share of Common Stock will be $9.67 per share based on the net asset value (“NAV”) per share of the Company as of June 30, 2022 as calculated by the Company’s manager, SW Manager, LLC (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after December 31, 2022, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of June 30, 2022

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of June 30, 2022, NAV per share of Common Stock was $9.67. This NAV is effective until updated by the Company on December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

See 253 (g) filed with the SEC on September 20, 2022 for a discussion of the impact of the Panera non-renewal and other factors affecting NAV/purchase price.

See Exhibit A for a copy of the Shareholder Letter that communicates our portfolio updates.

Components of NAV

The following sets forth the calculation of NAV as of June 30, 2022:

June 30, 2022 (1)
Assets
Real estate:
Land	$7,230,647
Buildings and improvements	73,369,353
Total real estate, net, at fair value	80,600,000

Cash	3,022,198
Restricted cash	1,107,112
Rents and other receivables, net	23,274
Other assets, net	127,956
Due from affiliate	7,986
Total assets	$84,888,526

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$40,414,634
Accounts payable, accrued and other liabilities	1,709,730
Unearned tenant rents	99,991
Security and investor deposits	432,867
Due to affiliate	255,877
Total liabilities	42,913,099

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,747,332 shares issued and outstanding at June 30, 2022	17,474
Additional paid-in capital	17,288,838
Cumulative distributions and net gain	(414,655)
Noncontrolling interests	25,083,771
Total stockholders' equity	41,975,427
Total liabilities and stockholders' equity	$84,888,526
Net asset value per share on 1,747,332 shares issued and outstanding at June 30, 2022(2)	$9.67

(1)	Unaudited consolidated balance sheet data as of June 30, 2022.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of June 30, 2022. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Company’s offering circular filed with the Securities and Exchange Commission (“SEC”), the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended June 30, 2022, and the four prior quarters thereof.

Date	NAV Per Share
June 30, 2021	$10.13
September 30, 2021	$10.19
December 31, 2021	$10.15
March 31, 2022	$10.11
June 30, 2022	$9.67

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A dated September 13, 2017, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date: September 20, 2022

Exhibit A

Dear Investors,

I am writing to update you on the status of our St. Louis Property, which includes three buildings. As you may recall, on June 14th we sent a “Streitwise Portfolio Update” email informing investors that Panera, the major tenant and sole occupant of one of the buildings, had notified us that they would be vacating their space in 2024.

We have been contacted by multiple St. Louis-based companies expressing an interest in acquiring the building for their own use. However, due in part to rising interest rates and the increasingly uncertain economic outlook, those prospects have ceased discussions with us to purchase the Panera building.

While having discussions with potential owner/users who had expressed interest, our COO and I also toured the St. Louis Property on several occasions with multiple architects in order to identify the best way to reposition the asset if necessary.  Although we have yet to receive renderings or reliable cost estimates, it will clearly be a capital-intensive endeavor.  This, coupled with the fact that a user sale is no longer viable, led us to conclude that a reduction in the 1st stREIT Office NAV was appropriate because the property is no longer considered to be stabilized. As a result, we are reducing our NAV to $9.67/share effective today.

In addition, our Board of Directors declared a 3rd quarter dividend of $0.17/share, which represents an approximately 6.8% annualized dividend based on the original $10.00 per share purchase price (7.0% annualized dividend on the new NAV).

In light of Panera’s non-renewal decision, commencing in January 2023, the lender for the St. Louis Property has the right pursuant to the loan agreement to require all net cash flows to be swept to an interest-bearing account controlled by the lender to be used to re-tenant the buildings.  While this does not impact our NAV, it will reduce the amount of dividend distributions that we will be able to pay until we meet certain leasing hurdles.  We have not yet established a new dividend target, but we will be providing an update at our virtual Annual Shareholder Meeting in early December.

Fortunately, we have relatively low leverage and continue to benefit from favorable fixed interest rates on our property loans, which have remaining terms of 5 and 7 years, respectively, for the Laumeier and Allied properties.  We expect Panera to continue paying rent through its 2024 lease expiration and will use that cash toward value-add investments such as tenant improvements, leasing commissions, and strategic capital improvements.

I’m invested right along with you, and myself and the Streitwise team are 100% committed to bringing the St. Louis Property back to its full potential.  While there is no assurance as to our ability to re-tenant the Panera space or the rents that we can achieve, nor that our NAV will not need to see further reductions, we look forward to keeping you updated on our leasing progress to come.

Jeffrey Karsh
CEO, Streitwise

An offering statement regarding this offering has been filed with the SEC. This offering is structured as a non-traded real estate investment trust, or “REIT,” under Regulation A+ of the JOBs Act. Streitwise may make sales of the securities described by this offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You should read the Offering Circular before making any investment here: streitwise.com/oc

Performance: Past performance is not a guarantee of future results. All historical returns, target returns, or hypothetical projections may not reflect actual future performance.

Risk: This investment involves a certain level of risk and may result in partial or total loss. We cannot guarantee that we will reach our target return for our investors.

Tax: Prospective investors should confer with their tax advisors regarding the tax consequences based on their particular circumstances. Neither Streitwise nor any Solicitor assumes responsibility for the tax consequences for any investor.

Liquidity: Investments in private placements are highly illiquid and those investors who cannot hold an investment for the long term should not invest. See Stockholder Redemption Plan in the OC.

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